UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No 01           Full Early Redemption dated 07 May 2009

Exhibit No 02           Publication of Prospectus dated 08 May 2009

Exhibit No 03           Director/PDMR Shareholding dated 08 May 2009

Exhibit No 04           John Varley speaks at New York investor conference dated 12 May 2009

Exhibit No 05           Publication of Information Memorandum dated 13 May 2009

Exhibit No 06           FRN Variable Rate Fix dated 15 May 2009

Exhibit No 07           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 08           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 09           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 10           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 11           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 12           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 13           FRN Variable Rate Fix dated 19 May 2009

Exhibit No 14           Publication of Final Terms dated 20 May 2009

Exhibit No 15           FRN Variable Rate Fix dated 21 May 2009

Exhibit No 16           Publication of Final Terms dated 22 May 2009

Exhibit No 17           Notice dated 26 May 2009

Exhibit No 18           Publication of Prospectus dated 26 May 2009

Exhibit No 19           FRN Variable Rate Fix dated 27 May 2009

Exhibit No 20           Publication of Final Terms dated 27 May 2009

Exhibit No 21           Total Voting Rights dated 29 May 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 03, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 03, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 01

Please be advised the following issue will be called due to early redemption on 18 May 09

Barclays Bank Plc. - Series 2925 - ISIN XS0205281685 - Maturity Date 17/11/2014 - O/S Nominal EUR 9,730,000

The outstanding balance will therefore be zero.

Please amend your records accordingly

Exhibit No. 02

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 7 May 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9490R_1-2009-5-8.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 03

8 May 2009

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 7 May 2009 that it had on 7 May 2009 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following directors who are Persons Discharging Managerial Responsibilities (PDMRs) at a price of 280.60p per share:

Director/PDMR	Number of Shares
Mr CG Lucas	748
Mr FF Seegers	748
Mr JS Varley	748

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan. The number of shares purchased on 7 May 2009 for each director/PDMR above includes any Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr CG Lucas	101,352	-
Mr FF Seegers	898,495	-
Mr JS Varley	622,405	-

Exhibit No.  04

12 May 2009

BARCLAYS PLC

John Varley speaks at New York investor conference

John Varley, Group Chief Executive of Barclays PLC, will today speak at the UBS Global Financial Services conference in New York.

A copy of Mr Varley's remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

Exhibit No.  05

Publication of Information Memorandum

The following information memorandum supplement is available for viewing:

Information Memorandum Supplement dated 13 May 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1882S_1-2009-5-13.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Information Memorandum have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Exhibit No. 06

As Agent Bank, please be advised of the following rate determined on: 15/05/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/05/09 to 19/06/09		Payment Date 19/06/09
Number of Days	¦ 31
Rate	¦ 1.27813
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 110.06	¦ 2,201,223.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 07

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2009 TO 16-Jun-2009 HAS BEEN FIXED AT 1.177500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2009 WILL AMOUNT TO:
GBP 46.78 PER GBP 50000 DENOMINATION

Exhibit No. 08

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2009 TO 16-Jun-2009 HAS BEEN FIXED AT 1.227500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2009 WILL AMOUNT TO:
GBP 48.76 PER GBP 50000 DENOMINATION

Exhibit No. 09

As Agent Bank, please be advised of the following rate determined on: 19/05/09
Issue	¦ Barclays Bank PLC - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 21/05/09 to 21/08/09		Payment Date 21/08/09
Number of Days	¦ 92
Rate	¦ 1.487
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 190.01	¦ 5,700,166.67	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 10

As Agent Bank, please be advised of the following rate determined on: 15/05/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/05/09 to 19/06/09		Payment Date 19/06/09
Number of Days	¦ 31
Rate	¦ 1.27813
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 110.06	¦ 2,201,223.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 11

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2009 TO 16-Jun-2009 HAS BEEN FIXED AT 1.277500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2009 WILL AMOUNT TO:
GBP 50.75 PER GBP 50000 DENOMINATION

Exhibit No. 12

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2009 TO 16-Jun-2009 HAS BEEN FIXED AT 1.277500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2009 WILL AMOUNT TO:
GBP 50.75 PER GBP 50000 DENOMINATION

Exhibit No. 13

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-May-2009 TO 16-Jun-2009 HAS BEEN FIXED AT 1.277500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2009 WILL AMOUNT TO:
GBP 50.75 PER GBP 50000 DENOMINATION

Exhibit No. 14

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of £1,961,347,000 10.00 per cent. Fixed Rate Subordinated Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5807S_1-2009-5-20.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 9 June 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 15

As Agent Bank, please be advised of the following rate determined on: 21-May-2009
Issue	¦ Barclays Bank Plc Series 151 USD 1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN Number	¦ XS0213053910
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 26-May-2009 to 25-Aug-2009		Payment Date 25-Aug-2009
Number of Days	¦ 91
Rate	¦ 0.86125
Denomination USD	¦ 1,000.00	¦ 10,000.00	¦

Amount Payable per Denomination	¦ 2.18	¦ 21.77	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 16

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 200,000,000 Floating Rate Guaranteed Notes due May 2012 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7277S_1-2009-5-22.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.17

Barclays Bank Plc

XS0342542494 - Principal Amount Credit-Linked Notes due 2018 - Series 2008 - C

25 May 2009

Re: Notice.

Elaine Drennan - J&E Davy TELEPHONE: 353 1 614 8933

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

Exhibit No.  18

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 22 May 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8376S_1-2009-5-26.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 19

As Agent Bank, please be advised of the following rate determined on: 27-May-2009
Issue	¦ Barclays Bank PLC EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 Series 160

ISIN Number	¦ XS0301811070
ISIN Reference	¦
Issue Nomin EUR	¦ 1,500,000,000.00
Period	¦ 29-May-2009 to 28-Aug-2009		Payment Date 28-Aug-2009
Number of Days	¦ 91
Rate	¦ 1.47000
Denomination EUR	¦ 50,000.00	¦	¦

Amount Payable per Denomination	¦ 185.79	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 20

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €3,000,000,000 5.25 per cent. Fixed Rate Notes due 2014 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9058S_1-2009-5-27.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 9 June 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.  21

29 May 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 8,391,578,567 ordinary shares with voting rights as at 28 May 2009. There are no ordinary shares held in Treasury.

The above figure (8,391,578,567) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.